

August 2, 2013

Via E-mail
Iain J. Mackay
Group Finance Director
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

> **Re: HSBC Holdings plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 12, 2013**
> **File No. 001-14930**

Dear Mr. Mackay:

We have reviewed your filings and correspondence filed March 15, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Report of the Directors: Operating and Financial Review, page 25

Credit Risk, page 137

Renegotiated Loans and Forbearance, page 158

1. Please refer to your response to the third bullet point of our prior comment 4 which discusses the procedures you perform to validate that your collective impairment model is able to timely capture inherent losses in your loan portfolio. Please respond to the following:

    - Explain in more detail why your back testing process involves comparing actual loan defaults at 180 days past due as well as early defaults to modeled loan defaults in your collective impairment models, instead of, or at least in addition to, comparing actual loan defaults based on the length of your extended loss outcome windows to modeled loan defaults in your collective impairment models.

- We note the portion of your response which indicates that given that a low proportion of write-offs (11%) occur from the previously impaired loan segment, you believe this provides further support that the extended outcome window applied in the collective impairment methodology adequately incorporated incurred losses at the balance sheet date. However, given the different levels of loan balances in each of these loan categories (impaired loans, non-modified/non-re-aged, previously impaired, and early stage first time re-age), it is unclear whether similar low percentages would result if you compare the level of write-offs to the balance of loans in each of those categories. Please tell us whether you have performed such an analysis, and if so, please provide us with the results. To the extent that you do not believe this type of analysis is relevant, please tell us why not. Please also tell us whether similar data outcomes result if data for 2011 was utilized in the analysis.

- Given the change in the roll rate migration period from 7 months to 10 months (as discussed in your response to prior comment 8), please confirm that you have changed your extended loss outcome windows from 18-25 months to 21-28 months. If not, please tell us why not.

Corporate and commercial forbearance, page 161

2. Please revise future filings to disclose the specific refinements made in forbearance identification procedures for renegotiated UK loans and provide us with your proposed disclosure. To the extent possible, please quantify the impact that the change in your identification policies had on the levels of impaired loans so that a reader may discern how much of the decline in these types of loans is due to policy changes as compared to improvements in credit quality.

Notes to the Financial Statements, page 383

Note 2 - Summary of significant accounting policies, page 387

Collectively assessed loans and advances, page 390

3. Please refer to your response to our prior comment 8 where you state that you use a ten month loss emergence period for the US real estate portfolios under IFRS. Please address the following:

- Describe the data and analysis you considered in determining that the ten month period was appropriate to capture all losses inherent in the portfolio at the balance sheet date. As part of your response, please tell us whether the review was conducted internally or whether a third party was engaged to perform the review.

- Tell us whether the results of your review were provided to your banking regulators.

- You indicate that you periodically update your estimation of the period from current status to loss confirmation by write-off. Specifically describe the procedures you follow when updating and validating that the ten month period remains appropriate and discuss how often you perform these procedures (i.e. quarterly, annually, etc.). In this regard, we note that based on the most recent review performed, the loss emergence period increased 43% from the period previously utilized. If these procedures are performed less than quarterly, please describe any considerations or actions you take in interim periods to ensure that this timeframe remains appropriate between evaluation dates.

Renegotiated Loans, page 392

4. Please refer to our prior comment 10 in our letter dated January 29, 2013. We note your changes to your proposed roll forward, and the new disclosure provided on page 161 of your 2012 Form 20-F. Please revise your disclosure in future filings to address the following and provide us with your proposed disclosure:

- Provide a roll forward that includes information for all of your renegotiated loans. Alternatively, please provide a separate roll forward for those loans not included in HSBC Finance's renegotiated loan portfolio.

- Given the subjective nature of the determination of whether a renegotiated loan is substantially different for the purposes of recognizing a new loan, please separately present changes due to the recognition of a new loan in your proposed disclosure.

Note 9 - Tax, page 421

5. Considering the significance of your "other" category to total deferred tax assets and liabilities as presented on the table on page 423, please revise future filings to disclose the nature of the items included in this category and discuss any geographic concentrations of the amounts. Please provide us with your proposed disclosure.

Note 15 - Fair values of financial instruments carried at fair value, page 437

6. We note footnote 49 to your tabular disclosure on page 36. Regarding the cost of internal funding, please describe how, when and where internal funding adjustments are implemented. That is, please describe the inputs and methodology used to estimate the cost of internal funding and for what type of financial instruments (dealer, OTC,

collateralized, uncollateralized, etc.). As these adjustments relate to net derivative positions, please discuss the curve(s) used to estimate the derivative position and, separately, the related hedge. Also, if the cost of internal funding is used to estimate an entry price and pricing in subsequent periods, please discuss how the price determination methodologies differ.

7. We note your discussion on page 441 of loss given default assumptions for developed market exposures and emerging market exposures and that alternative loss given default assumptions may be adopted where both the nature of the exposure and the available data support this. Please respond to the following:

- Discuss why the use of standard assumptions is appropriate, and how these recovery assumptions incorporate consideration of differing levels of collateral.

- Discuss any back testing procedures performed to validate the reasonableness of the assumptions utilized.

- Tell us how often you use alternative assumptions and the facts and circumstances you consider when doing so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant